EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED

FILES YEAR-END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA – MARCH 25, 2009 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2008 and related Management’s Discussion and Analysis. Canadian Natural also filed its Annual Information Form for the year ended December 31, 2008, which includes the disclosure and reports relating to reserves data and other oil and gas information. The filed reports can be accessed electronically on SEDAR at www.sedar.com. The reports can also be accessed electronically at Canadian Natural’s website at www.cnrl.com.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.